Exhibit 2.2

Immediately   Linda Kyriakou – 212-986-5500

Sequa Completes Sale of Can Machinery Business

New York, November 5– Sequa Corporation (NYSE; SQAA) has completed the

divestiture of its Sequa Can Machinery operation, selling the business and substantially

all the assets to Stolle Machinery Company, LLC.

Sequa received cash proceeds of $41 million on the sale and expects to record an

after-tax gain of approximately $3.2 million on the transaction when the company reports

results for the fourth quarter ending December 31, 2004.

Sequa Can Machinery, a component of Sequa's Other Products reporting segment,

produces high-speed can-forming and -decorating equipment and conducts specialty

metal forming operations. With the divestiture of the can machinery business, Sequa's

ongoing participation in the container industry centers on its Precoat Metals division,

which coats coils of metal used to fabricate cans and can ends. Sequa's other principal

operations serve the global airline industry, the international specialty chemicals market,

and the graphic arts and emission control industries.

11/5/04

Note: This press release includes forward-looking statements that are subject to risks and uncertainties. A number of
factors, including political, currency, regulatory and competitive and technological developments, could result in
material differences between actual results and those outlined in any forward looking statements. For additional
information, see the comments included in Sequa's filings with the Securities and Exchange Commission.